Exhibit 99.1
FOR IMMEDIATE RELEASE – AUGUST 22, 2008 – CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol – PEF; AMEX Symbol – PED)
PETROFLOW ENERGY LTD. ANNOUNCES Q2 2008 FINANCIAL RESULTS
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce that it has filed with Canadian securities regulatory authorities its unaudited consolidated financial statements for the quarter ended June 30, 2008, and the accompanying Management’s Discussion and Analysis. These filings are available in their entirety on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov/edgar.shtml. A summary of these results is given below.
Q2 2008 Highlights
•	Funds from operations for the three months ended June 30, 2008 totaled $2.6 million compared to $1.5 million for the same period in 2007. For the six months ended June 30, 2008 funds from operations totaled $5.9 million compared to $1.3 million for the same period in 2007. Funds from operations for the three and six months ended June 30, 2008 would have been substantially higher except for certain one time expenses incurred in the second quarter and not expected to be incurred on an ongoing basis. These one time expenses consisted of a provision for doubtful receivables of $1.4 million, employee performance bonuses of $1.0 million and professional and other fees related to the Company’s successful application to list its shares on the American Stock Exchange of $0.7 million.

•	In the Oklahoma Hunton Resource Play, 8 wells were put on production for the three months ended June 30, 2008 and 16 wells were put on production for the six months ended June 30, 2008, with a 100% success rate. As of June 30, 2008 another 5 wells were in various stages of drilling or completion.

•	Production volumes for the three months ended June 30, 2008 averaged 2,426 barrels of oil equivalent per day (boepd), 12% higher than the first quarter of 2008 and 81% higher than the three months ended June 30, 2007. Production volumes for the six months ended June 30, 2008 averaged 2,305 boepd, 96% higher than the six months ended June 30, 2007.

•	On May 22, 2008, the Company disposed of its San Juan Basin coal bed methane property for gross cash proceeds of $US 29 million (“New Mexico asset sale”).

•	Gross revenues from oil, natural gas and natural gas liquids totaled $15.4 million for the three months ended June 30, 2008, compared to $6.0 million for the three months ended June 30, 2007, an increase of 158%. Gross revenues from oil, natural gas and natural gas liquids totaled $25.6 million for the six months ended June 30, 2008, compared to $9.9 million for the six months ended June 30, 2007, an increase of 159%.

•	Operating expenses increased on a per boe basis by 8% to $11.73/boe from $10.84/boe for the three months ended June 30, 2008. Operating expenses remain consistent on a per boe basis to $10.29/boe from $10.32/boe for the six months ended June 30, 2008 compared to the same period in 2007.

Summary of Results
Petroflow is pleased to report the results in comparison to the three and six months ended June 30, 2007, respectively with all amounts in Canadian dollars.

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
		Restated		Restated
Financial ($000’s except per share amounts)

Oil and natural gas sales, net of transportation	$15,311	$5,964	$25,412	$9,772

Funds from operations	2,579	1,494	5,896	1,356
Per share – basic & diluted	0.09	0.06	0.20	0.05

Net income (loss) before other items	(143)	(141)	746	(1,653)

Net loss	(8,884)	2	(11,043)	(1,795)
Per share – basic & diluted	(0.30)	0.00	(0.38)	(0.07)

Total assets			111,147	82,686

Working capital deficiency (excluding derivative contracts)			(15,151)	(53,947)

Total long term debt			(71,123)	(6.134)

Capital expenditures	20,040	14,889	35,291	27,304

Capital dispositions	(28,250)	—	(28,250)	—

Basic weighted average shares outstanding	29,341,315	23,925,056	29,291,630	24,892,162

Common Shares as at August 21, 2008				29,423,894

Operational
Average daily sales volume (boe/d)	2,426	1,341	2,305	1,176
Average selling price ($/boe)	68.95	48.87	60.97	46.43
Average operating netback ($/boe)	42.73	27.98	37.32	25.09
Sales volumes for the three months ended June 30, 2008 increased over the three months ended June 30, 2007 by 81%, primarily due to the drilling program in Oklahoma. This activity has resulted in continual volume increases as new wells are drilled and completed.
Gross revenues from oil, natural gas and natural gas liquids totaled $15.4 million for the three months ended June 30, 2008, compared to $6.0 million for the three months ended June 30, 2007, an increase of 158%. This increase is mostly attributable to an 81% increase in production related to the Company’s drilling activity in Oklahoma. During the second quarter of 2008, the Company put an additional 8 wells on production in Oklahoma. The increase in sales was also affected by the increase in sales revenue per thousand cubic feet (mcf) of natural gas of 36% in 2008 and sales revenue per barrel (bbl) of oil and natural gas liquids of 75%, both as compared to the same period in 2007.
Gross revenues from oil, natural gas and natural gas liquids totaled $25.6 million for the six months ended June 30, 2008, compared to $9.9 million for the six months ended June 30, 2007, an increase of 159%. This increase is attributable to a 96% increase in production due to the Company’s drilling activity on the Oklahoma resource play in 2007. During the first half of 2008, the Company put 16 wells on production in Oklahoma. The increase in sales was also affected by the increase in sales revenue per mcf of natural gas of 27% in 2008 and sales revenue per bbl of oil and natural gas liquids of 63%, both as compared to the same period in 2007.
Unrealized loss on derivatives for the three months ended June 30, 2008 was $7.8 million compared to a gain of $0.1 million for the three months ended June 30, 2007. The unrealized loss on derivatives for the three months ended June 30, 2008 resulted from the change in the fair value of the derivative contracts during the quarter. The $7.8 million loss was comprised of $2.0 million unrealized loss on crude oil contracts, and a $5.7 million unrealized loss on natural gas contracts. The unrealized loss in the second quarter is primarily attributable to strong forward natural gas prices compared to March 31, 2008.
Unrealized loss on derivatives for the six months ended June 30, 2008 was $10.8 million compared to a loss of $0.1 million for the six months ended June 30, 2007. The unrealized loss on derivatives for the six months ended June 30, 2008 resulted from the change in the fair value of the derivative contracts during the first six months of 2008. The $10.8 million loss was comprised of $2.4 million unrealized loss on crude oil contracts, and an $8.4 million unrealized loss on natural gas contracts. The unrealized loss in the first half of 2008 is primarily attributable to strong natural gas forward prices compared to December 31, 2007 and an increase in derivative instruments held.
As of August 20, 2008, the Company’s risk management liabilities had been reduced to $1.9 million as a result of commodity price declines. If prices remain consistent to September 30, 2008, the Company would recognize an unrealized gain on derivatives of approximately $9.0 million in the third quarter, which will more than offset the unrealized loss in the second quarter.
Operating expenses increased by 96% for the three and six months ended June 30, 2008 as compared to the same periods in 2007. On a per boe basis, operating expenses increased 8% to $11.73/boe from $10.84/boe for the three months ended June 30, 2008 compared to the three months ended June 30, 2007. For the six months ended June 30, 2008, the operating expenses remained consistent from $10.32/boe to $10.29/boe in the same period of 2007. The increase for the three months ended June 30, 2008 is the result of industry cost pressures, higher fuel and power costs together with workover costs in Texas in the second quarter of 2008.
The total DD&A rate decreased to $9.96/boe for the three months ended June 30, 2008, compared to $12.63/boe for the same period in 2007. For the six months ended June 30, 2008 the total DD&A rate decreased to $10.44/boe from $12.62/boe for the same period in 2007. This decrease is the result of the New Mexico sale and the result of reserve levels increasing significantly in the Oklahoma area relative to production volumes during 2008. Accretion expense has decreased for the three and six months ended June 30, 2008, because of the New Mexico asset sale and an increase in estimated reserve life compared the three and six months ended June 30, 2007. The estimated reserve life has increased for the three months ended June 30, 2008 as future production decline rates are anticipated to be lower than in 2007.
The Company recorded a write-down of $1.0 million on the Company’s Canadian properties for the three and six months ended June 30, 2008 compared to no write-down recorded for the same periods in 2007. The carrying value of the Company’s petroleum and natural gas properties is limited to the amount calculated under the ceiling test on a country by country basis as at the balance sheet date. At June 30, 2008, the calculation indicated the carrying amount of the Company’s Canadian petroleum and natural gas properties was in excess of the amount calculated under the ceiling test. There was no impairment of the Company’s US petroleum and natural gas properties.

Total general and administrative expenses for the three months ended June 30, 2008 were $3.1 million compared to $1.1 million in 2007. General and administrative expense per boe increased by 65% from $9.83 for the three months ended June 30, 2007 to $16.20 for the same period in 2008. Total general and administrative expenses for the six months ended June 30, 2008 were $4.3 million compared to $2.2 million in 2007. General and administrative expense per boe increased by 2% from $11.89 for the six months ended June 30, 2007 to $12.15 for the same period in 2008. The increases for the three and six months ended June 30, 2008, are the result of $1.0 million associated with employee bonuses incurred in June 2008 and one-time expenses of $0.7 million for non-recurring fees related to the 40-F registration statement of the Company and its listing on the American Stock Exchange, including legal and audit fees, consulting services and other related charges.
Interest expense increased by 73% to $1.4 million for the three months ended June 30, 2008. Interest expense increased by 66% to $3 million for the six months ended June 30, 2008. These increases are a result of higher debt levels for the three and six months ended June 30, 2008, when compared to the same periods in 2007. Interest expense decreased by 4% on a per boe basis for the three months ended June 30, 2008, and by 16% for the six months ended June 30, 2008 as compared to the prior periods due to the significant growth in period-over-period production volumes as well as the reduction in bank debt due to the New Mexico asset sale.
On July 22, 2008, SemGroup, L.P. one of the Company’s petroleum and natural gas marketers announced that it and certain of its North American subsidiaries had filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code as well as an application for creditor protection under the Companies’ Creditors Arrangement Act in Canada. Petroflow has a maximum potential exposure of $US 2.8 million as of June 30, 2008 and an additional $US 1.6 million or a total of $US 4.4 million up to the date of the SemGroup petition in respect of uncollected revenues. The account receivable arises from a majority of the oil production volumes and 20% of the natural gas volumes sold to SemCrude, L.P. and SemGas, L.P., subsidiaries of SemGroup, L.P.(“SemGroup”), for the marketing of a portion of Petroflow’s production. Petroflow’s management has retained legal counsel and continues to have discussions with SemGroup and its Monitor to best manage and resolve this matter.  At this time, the Company’s best estimate of the uncollectible amount of the receivable is $1.4 million, which has been recorded in the financial statements.
For the three months ended June 30, 2008, the Company spent a significant portion of its developmental drilling budget in Oklahoma where 9 wells were drilled including one salt water disposal well, and 8 wells were put on production. In the three months ended June 30, 2007, the Company drilled 5 wells in Oklahoma and brought 10 wells on production (5 – Oklahoma; 5 – New Mexico).
Capital expenditures had increased 29% for the six months ended June 30, 2008, compared to the same period in 2007. During the first half of 2008, the Company drilled 17 wells in Oklahoma including one salt water disposal well and brought 16 wells on production compared to 11 wells that were drilled (10 – Oklahoma; 1 – New Mexico) and 19 wells brought on production (9 – Oklahoma; 10 – New Mexico). The increase in 2008 relates to the pace of drilling in Oklahoma, where the Company was continuously drilling with three rigs as compared to two rigs in the first half of 2007.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For further information, please contact:
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.